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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 SCHEDULE 13G



                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                      (AMENDMENT NO. 4)*

                           Baldwin Technology Company, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                 058264-10-2
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                (Continued on following pages)


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   _____________________________________________________________________
   CUSIP NO. 058264-10-2
   13G
   _____________________________________________________________________
   /1/  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             AKIRA HARA
   _____________________________________________________________________
   /2/  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
             / / (A)   / / (B)
   ______________________________________________________________________
   /3/  SEC USE ONLY
   ______________________________________________________________________
   /4/  CITIZENSHIP OR PLACE OF ORGANIZATION
             JAPANESE
   _______________________________________________________________________
               NUMBER OF    : /5/  SOLE VOTING POWER
                            :    1,039,834 (ITEM 4)
                 SHARES     :__________________________________________
                            : /6/  SHARED VOTING POWER
             BENEFICIALLY   :    NONE
                            :____________________________________________
                OWNED BY    : /7/  SOLE DISPOSITIVE POWER
                            :    1,039,834 (ITEM 4)
                  EACH      :____________________________________________
                            : /8/  SHARED DISPOSITIVE POWER
           REPORTING PERSON :    NONE
   ________________________ :____________________________________________
   /9/ AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,834 (ITEM 4)
   _____________________________________________________________________
   /10/ CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES*   / /
   _____________________________________________________________________
   /11/  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        APPROXIMATELY 6.4%
   _____________________________________________________________________
   /12/  TYPE OF REPORTING PERSON*
        INDIVIDUAL
   ______________________________________________________________________

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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          ITEM 1(A) NAME OF ISSUER:

                    Baldwin Technology Company, Inc.

          ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    65 Rowayton Avenue, Rowayton, CT  06853

          ITEM 2(A) NAME OF PERSON FILING:

                    Akira Hara

          ITEM 2(B) ADDRESS  OF  PRINCIPAL  BUSINESS OFFICE  OR,
                    IF  NONE, RESIDENCE:

                    c/o Baldwin Printing Controls Ltd.
                    Room 10
                    Fung Full Commercial Center
                    480 Kings Road
                    North Point, Hong Kong

          ITEM 2(C) CITIZENSHIP:

                    Japanese

          ITEM 2(D) TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock

          ITEM 2(E) CUSIP NUMBER:

                    058264-10-2

          ITEM 3.   N/A.   Person filing  this Amendment  is not  an entity
                    listed in this Item.

          ITEM 4.   OWNERSHIP:

                    (A) As of December 31, 1994, Mr. Akira Hara owns 1,039,834 shares of Class A Common Stock, including 737,568 shares owned directly; 260,600 shares which he has a right to receive upon conversion of 260,600 shares of Class B Common Stock; 16,666 shares which he has the right to acquire upon the exercise of stock options exercisable within 60 days; and 25,000 shares which he has a right to acquire/receive upon exercise of stock options exercisable within 60 days and conversion of 25,000 shares of Class B Common Stock.

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                    (B)  PERCENT OF CLASS:  6.4%

                    (C) Mr. Akira Hara has sole power to vote, dispose and direct the disposition of all 1,039,834 shares which he beneficially owns.

          ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not Applicable

          ITEM 6.   OWNERSHIP  OF  MORE  THAN  FIVE PERCENT  ON  BEHALF  OF
                    ANOTHER PERSON.

                    Not Applicable

          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable

          ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION OF  MEMBERS  OF THE
                    GROUP.

                    Not Applicable

          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable

          ITEM 10.  CERTIFICATION.

                    Not Applicable


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 7, 1995                 Akira Hara
                                           ____________________________




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